SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1      Translation of letter to the Argentine Securities Commission (Comisión Nacional de Valores) dated June 4, 2026.

Buenos Aires, June 4, 2026

Comisión Nacional de Valores (“CNV”)

25 de Mayo 175

Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

Buenos Aires

A3 Mercados S.A. (“A3 Mercados”)

Maipú 1210

Buenos Aires

Ref.: Acquisition of Company’s Own Shares

Ladies and Gentleman,

We are writing to you in order to comply with the CNV Rules and the corresponding regulations of ByMA and A3 Mercados,.

In this regard, we report that the Board of Directors of the Company, at its meeting held on June 4, 2026, resolved to approve the terms and conditions for the acquisition of shares issued by the Company for an amount up to AR$38,468,000,000 in accordance with section 64 of Law No.26,831 and CNV Rules. The terms and conditions approved by the Board of Directors for the acquisition of shares issued by the Company are the following:

1.       Purpose: Granting share compensation plans.

2.       Maximum investment amount: Up to AR$$38,468,000,000.

3.       Maximum number of shares to be acquired: The number of Class D ordinary shares of the Company with a par value of AR$10.00 per share and entitled to 1 (one) vote each to be acquired, will depend on the price at which such shares are purchased on the market, a quantity that shall not exceed the limit of 10% of the Company’s capital stock, in accordance with the applicable regulations.

It is hereby noted that, on April 30, 2026, the Company’s Ordinary and Extraordinary General Shareholders’ Meeting resolved to change the par value of the Company’s outstanding shares from ARS$10 (ten pesos) to ARS$1 (one peso) per share, which means that, for every share with a par value of $10 (ten pesos) currently outstanding, 10 (ten) shares with a par value of $1 (one peso) each will be issued (the “Split”). Accordingly, if the Split is implemented prior to, or during the completion of the purchase of the Company’s own shares, the same percentage and amount of capital will be repurchased, but represented by shares with a par value of $1 (one peso).

4.       Daily limit for acquisitions in the market: In accordance with applicable regulation, the daily limit for acquisitions in the market will be up to 25% of the average daily trading volume for the share, jointly in the markets where it is listed, over the preceding 90 business days.

5.       Purchase price to be paid for the shares: Up to a maximum of AR$108,160 per share on the Buenos Aires Stock Exchange and US$72,95 per ADR on the New York Stock Exchange.

If the Split referred to in Section 3. is implemented, the price to be paid for the shares will be automatically adjusted in proportion to the applicable conversion ratio, reflecting the new number of shares outstanding, without altering the terms and conditions set forth herein.

6.       Timeframe for the acquisitions: Within 90 calendar days, counted from the business day following the publication of the information on the websites of the CNV and the Buenos Aires Stock Exchange, subject to any renewal or extension of the term, which will be communicated to the investing public through the same channels.

7.       Source of funds: The acquisition of shares will be carried out using the Company’s reserve for the purchase of its own shares, which amounts to AR$ 38,468,000,000, as approved by the General Ordinary and Extraordinary Shareholders’ Meeting held on April 30, 2026, at the time of the approval of the Financial Statements as of December 31, 2025, stating that the Company has the necessary liquidity to undertake the aforementioned purchases without affecting its solvency.

8.       Number of shares outstanding: For informational purposes, as of June 3, 2026, the Company has 392,075,056 shares outstanding, all of which are fully subscribed and paid in, after deducting 1,237,737 shares held by the Company as of that date.

Yours faithfully,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: June 4, 2026	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer